Filed by AV Homes, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: AV Homes, Inc.

Commission File No.: 001-07395

AV Homes Merger with Taylor Morrison Home Corporation

Frequently Asked Questions

1.	Will this combination change how AV Homes does business, or manages its communities?

As of today, there is no change to daily operations. AV Homes and Taylor Morrison are each operating independently and will continue to do so until the date the transaction closes. You should report to the same person and job site and conduct your work to the same high standards you expect of yourself and your colleagues. Do your best to stay focused on the work at hand. We are committed to providing all employees with timely updates.

2.	How will AV Homes current customers be affected?

The most important thing we want our homeowners and buyers to understand is that we expect nothing to change in how we do business. We are still an independent company until the transaction closes, and it should be business as usual in every way. We do not expect an effect on our ability to deliver for customers as a result of this transaction or an interruption to homeowners and home buyers regarding existing relationships, timetables or services.

3.	What should employees tell customers?

What you can and should tell customers is that we expect nothing to change in how we do business. Homeowners and homebuyers can expect a smooth transition and the continuation of the top-tier service they have come to expect from AV Homes. It’s important to reassure them that nothing has changed for them. Their purchase agreement, their warranty, their contacts all remain the same. Should a specific question arise, please seek guidance from your manager.

4.	How does this announcement affect my job?

Although we have signed a definitive merger agreement with Taylor Morrison, the merger is not yet complete. Until we complete this process, AV Homes will continue to operate as an independent company, just as it always has. Every team member – no matter their location, department or position – should stay focused on delivering for our homeowners and home buyers. Please recognize that this transaction is a testament to your hard work and the value we have all created together at AV Homes. For now, your responsibilities and reporting will remain the same. We ask for your patience as we work through this process and assure you that as information is available we will keep you informed.

5.	Who will I report to as a result of this acquisition?

It is too early to speculate about details like that. For now, your responsibilities and reporting will remain the same. We ask for your patience as we work through this process and assure you that as information is available we will keep you informed.

6.	What should I do if I have more questions?

If you have questions, please feel free to ask senior management or Human Resources, understanding that we may not have all the answers yet.

7.	What should I tell our trade partners?

Please feel free to share the official press release with our valued trade partners and vendors. It’s important to reassure them that business should be conducted as usual. All of our agreements, contracts and contacts remain in place. They should continue their work uninterrupted. Should a specific question arise, please seek guidance from your manager.

CONTACTS

Your contacts include your Manager, Division President and Human Resources. In addition, the following resources are available to you as well:

Sonimar Rosa

AV Homes

VP Human Resources

s.rosa@avhomesinc.com

480-214-7390

For Investor Relations Inquiries:

Mike Burnett

AV Homes

EVP and CFO

M.Burnett@avhomesinc.com

480-214-7408

For All Media Inquiries:

Roger Cregg

President & Chief Executive Officer

R.Cregg@avhomesinc.com

480-214-7402

Additional Information about the Merger and Where to Find It:

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. In connection with the proposed transaction between Taylor Morrison and AV Homes, Taylor Morrison will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Proxy Statement of AV Homes that also constitutes a Prospectus of Taylor Morrison (the “Proxy Statement/Prospectus”). AV Homes plans to mail to its shareholders the definitive Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF AV HOMES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT TAYLOR MORRISON, AV HOMES, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Taylor Morrison and AV Homes through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Taylor Morrison in the Investor Relations section of Taylor Morrison’s website at http://investors.taylormorrison.com or by contacting Taylor Morrison’s Investor Relations at investor@taylormorrison.com or by calling (480) 734-2060, and will be able to obtain free copies of the documents filed with the SEC by AV Homes in the Investor Relations section of AV Homes’ website at http://investors.avhomesinc.com or by contacting AV Homes’ Investor Relations at m.burnett@avhomesinc.com or by calling (480) 214-7408.

Forward Looking Statements:

Some of the statements in this press release are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. securities laws. These include statements using the words “believe,” “target,” “outlook,” “may,” “will,” “should,” “could,” “estimate,” “continue,” “expect,” “intend,” “plan,” “predict,” “potential,” “project,” “intend,” “estimate,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “seek,” “would,” “upside,” “increases,” “goal,” “guidance” and “anticipate,” and similar statements (including where the word “could,” “may,” or “would” is used rather than the word “will”) and the negative of such words and phrases, which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Taylor Morrison or AV Homes and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to AV Homes, or persons acting on either on its behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the integration of Taylor Morrison and AV Homes and the ability to recognize the anticipated benefits from the combination of Taylor Morrison and AV Homes; the risk associated with AV Homes’ ability to obtain the shareholder approval required to consummate the merger and the timing of the closing of the merger, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the outcome of any legal proceedings that may be instituted against the parties and others related to the merger agreement; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; risks relating to the value of the Taylor Morrison common stock to be issued in connection with the transaction; the anticipated size of the markets and continued demand for Taylor Morrison’s and AV Homes’ homes and the impact of competitive responses to the announcement of the transaction; access to available financing on a timely basis and on reasonable terms, including the refinancing of Taylor Morrison and AV Homes debt to fund the cash portion of the consideration in connection with the transaction. Additional risks are described under the heading “Risk Factors” in Taylor Morrison’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 21, 2018 and in AV Homes’ Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on February 23, 2018. Forward-looking statements speak only as of the date they are made. Except as required by law, neither Taylor Morrison nor AV Homes has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

Participants in the Merger Solicitation:

Taylor Morrison, AV Homes and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of AV Homes in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Taylor Morrison’s directors and executive officers is also included in Taylor Morrison’s proxy statement for its 2018 Annual Meeting of Shareholders, which was filed with the SEC on April 17, 2018, or its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 21, 2018, and information regarding AV Homes’ directors and executive officers is also included in AV Homes’ proxy statement for its 2018 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2018, or its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 23, 2018. These documents are available free of charge as described above.